

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Via U.S. Mail
Mr. Rick Medlock
Chief Financial Officer
Inmarsat Holdings Limited
99 City Road
London EC1Y 1AX
United Kingdom

October 29, 2007

RE: **Inmarsat Holdings Limited**
         Form 20-F for the fiscal year ended December 31, 2006
         File No. 333-120876-01

         Inmarsat Group LTD
         Form 20-F for the fiscal year ended December 31, 2006
         File No. 333-115865-06

         Inmarsat Finance II plc
         Form 20-F for the fiscal year ended December 31, 2006
         File No. 333-120876

         Inmarsat Finance plc
         Form 20-F for the fiscal year ended December 31, 2006
         File No. 333-115865

Dear Mr. Medlock:

        We have completed our review of your Forms 20-F and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director